Exhibit 99.68

This business combination involves the securities of a Brazilian company. The business combination is subject to disclosure requirements of Brazil that are different from those of the United States. Financial statements included in the document, if any, have been prepared in accordance with foreign accounting standards that may not be comparable to financial statements of United States companies.

It may be difficult for you to enforce your rights and any claim you may have arising under the U.S. federal securities laws, since the issuer is located in Brazil, and some or all of its officers and directors may be residents of Brazil. You may not be able to sue a Brazilian company or its officers or directors in a Brazilian court for violations of the U.S. securities laws. It may be difficult to compel a Brazilian company and its affiliates to subject themselves to a U.S. court’s judgment.

You should be aware that the issuer may purchase securities otherwise than under the exchange offer, such as in open market or privately negotiated purchases.

MARFRIG GLOBAL FOODS S.A.
Publicly Traded Company
CNPJ/MF No. 03.853.896/0001-40
NIRE 35.300.341.031

MINUTES OF THE BOARD OF DIRECTORS MEETING
HELD ON SEPTEMBER 22, 2025

1	DATE, TIME AND PLACE: Held on September 22, 2025, at 5 p.m., at the headquarters of Marfrig Global Foods S.A. (“Company” or “Marfrig”), located in the city of São Paulo, State of São Paulo, at Avenida Queiroz Filho, No. 1,560, block 5, room 301, Vila Hamburguesa, Zip Code 05319-000, via videoconference.

2	NOTICE AND ATTENDANCE: The notice was waived due to the presence of all members of the Company’s board of directors (“Board of Directors”), namely, Mr. Marcos Antonio Molina dos Santos, Mr. Alain Emile Henry Martinet, Mr. Antonio dos Santos Maciel Neto, Mr. Herculano Aníbal Alves, Ms. Marcia Aparecida Pascoal Marçal dos Santos, Mr. Roberto Silva Waack, and Mr. Rodrigo Marçal Filho.

3	BOARD: Chairman: Marcos Antonio Molina dos Santos; Secretary: Ricardo Araujo Rocha.

4	AGENDA: Discuss and deliberate on: (i) confirmation of verification of all Conditions (as defined in the Plan of Merger) for completion of the merger of shares issued by BRF S.A. (“BRF”) by the Company, pursuant to the “Plan of Merger of Shares Issued by BRF S.A. by Marfrig Global Foods S.A.”, entered into on May 15, 2025, as amended on May 26, 2025 (“Plan of Merger” and “Merger of Shares”, respectively), approved by the Company’s Extraordinary General Meeting, which began and was suspended on June 18, 2025, and resumed and concluded on August 5, 2025 (“Meeting”), with the subsequent declaration of the closing of the Merger of Shares on that date, pursuant to item 8.2 of the Plan of Merger (“Closing” and “Closing Date,” respectively); (ii) confirmation of the Company’s capital increase, as approved at the Meeting and, by delegation thereof, confirmation of the issuance of 602,799,006 (six hundred and two million, seven hundred and ninety-nine thousand and six) new common shares, registered and without par value, in all respects equal to those already issued to date (“New Shares”), for the purpose of delivery to BRF shareholders after the Closing Date, subject to the Substitution Ratio (as defined in item 3.1 of the Plan of Merger); (iii) ratification of the issue price of the New Shares of BRL 24.08 (twenty-four reais and eight cents), to be subscribed by BRF’s officers on behalf of and for the account of BRF’s shareholders on the Closing Date; (iv) confirmation that, due to the issuance and subscription of the New Shares, the Merger of Shares will result in an increase in the Company’s net equity in the amount of BRL 14,516,413,120.80 (fourteen billion, five hundred and sixteen million, four hundred and thirteen thousand, one hundred and twenty reais and eighty cents), it being certain that (a) the amount of BRL 4,977,203,352.18 (four billion, nine hundred and seventy-seven million, two hundred and three thousand, three hundred and fifty-two reais and eighteen cents) will be allocated to the capital stock account; and (b) the amount of BRL 9,539,209,768.62 (nine billion, five hundred and thirty-nine million, two hundred and nine thousand, seven hundred and sixty-eight reais and sixty-two cents) will be allocated to the capital reserve account; (v) due to (a) the cancellation of the Company’s common shares held in treasury, as resolved at the Board of Directors’ meeting held on September 8, 2025, and (b) the issuance of the New Shares and the increase in the Company’s capital stock, as previously resolved, confirmation that the Company’s capital stock will now be BRL15,468,781,313.18 (fifteen billion, four hundred and sixty-eight million, seven hundred and eighty-one thousand, three hundred and thirteen reais and eighteen cents), divided into 1,437,644,362 (one billion, four hundred and thirty-seven million, six hundred and forty-four thousand, three hundred and sixty-two) registered, book-entry common shares with no par value (“Capital Increase”); (vi) the consignment of the new wording of Article 5, caput, of the Company's Bylaws as a result of the Capital Increase, subject to approval by the general meeting; (vii) authorization for the Company’s management to take all measures and perform all acts necessary to complete the Merger of Shares, including the grouping of fractions of common shares issued by the Company resulting from the Merger of Shares into whole numbers and their sale on the spot market administered by B3, under the terms of the Plan of Merger, so that the amounts earned on said sale are made available, net of fees, to BRF shareholders on the Closing Date, in proportion to their participation in each share sold, as well as to adopt any and all measures necessary to implement the matters approved at this meeting.

Marfrig Board Meeting Minutes – Closing of BRF Share Consolidation – 9/22/2025

5	RESOLUTIONS: As a preliminary matter, the members of the Board of Directors approved the drafting of these minutes in summary form. After analyzing, examining, and discussing the items on the agenda, the members of the Board of Directors, by unanimous vote and without any restrictions:

(i)	confirmed the verification of all Conditions for the completion of the Merger of Shares issued by BRF, with the subsequent declaration of this date as the Closing Date of the Merger of Shares;

(ii)	confirmed the Company’s capital increase, as approved at the Meeting, and, by delegation thereof, confirmed the issuance of 602,799,006 (six hundred and two million, seven hundred and ninety-nine thousand and six) New Shares, for the purpose of delivery to BRF shareholders in accordance with their shareholdings on the Closing Date;

(iii)	ratified the issue price of the New Shares of BRL 24.08 (twenty-four reais and eight cents) to be subscribed by BRF’s officers on behalf of and for the account of BRF’s shareholders on the Closing Date;

(iv)	confirmed that, due to the issuance and subscription of the New Shares, the Merger of Shares will result in an increase in the Company’s shareholders’ equity in the amount of BRL 14,516,413,120.80 (fourteen billion, five hundred and sixteen million, four hundred and thirteen thousand, one hundred and twenty reais and eighty cents), it being understood that:

(a)	the amount of BRL 4,977,203,352.18 (four billion, nine hundred and seventy-seven million, two hundred and three thousand, three hundred and fifty-two reais and eighteen cents) will be allocated to the capital stock account; and

(b)	the amount of BRL 9,539,209,768.62 (nine billion, five hundred and thirty-nine million, two hundred and nine thousand, seven hundred and sixty-eight reais and sixty-two cents) will be allocated to the capital reserve account;

(v)	confirmed that due to (a) the cancellation of the Company’s common shares held in treasury, as resolved at the Board of Directors’ meeting held on September 8, 2025, and (b) the issuance of the New Shares and the Capital Increase, the Company’s share capital will be BRL 15,468,781,313.18 (fifteen billion, four hundred and sixty-eight million, seven hundred and eighty-one thousand, three hundred and thirteen reais and eighteen cents), divided into 1,437,644,362 (one billion, four hundred and thirty-seven million, six hundred and forty-four thousand, three hundred and sixty-two) common, registered, book-entry shares with no par value;

Marfrig Board Meeting Minutes – Closing of BRF Share Consolidation – 9/22/2025

(vi)	to record that, due to the previous resolution, Article 5, caput, of the Company’s Bylaws will come into force, subject to approval by the Company’s general meeting, with the following new wording:

“Article 5. The Company's capital stock, fully subscribed and paid up, is BRL 15,468,781,313.18 (fifteen billion, four hundred and sixty-eight million, seven hundred and eighty-one thousand, three hundred and thirteen reais and eighteen cents), divided into 1,437,644,362 (one billion, four hundred and thirty-seven million, six hundred and forty-four thousand, three hundred and sixty-two) common shares, all registered, book-entry and without par value.”

The Company’s management will submit to the general meeting, in due course, an amendment to Article 5 of the Company’s Bylaws to reflect the above resolution.

(vii)	authorize the Company’s executive board to take all measures and perform all acts necessary to consummate the Merger of Shares, including the grouping of fractions of common shares issued by the Company resulting from the Merger of Shares into whole numbers and their sale on the spot market administered by B3, under the terms of the Plan of Merger, so that the amounts earned on said sale are made available, net of fees, to BRF shareholders on the Closing Date, in proportion to their participation in each share sold, as well as to adopt any and all measures necessary to implement the matters approved at this meeting, while the members of the Board of Directors ratified all acts previously performed by the Company’s management in accordance with the resolutions of this meeting.

6	CLOSING: With no further business to discuss, the meeting was adjourned, and these minutes were drawn up, read, approved, and signed by the board and all members of the Board of Directors present.

São Paulo, September 22, 2025.

Presiding Officers:

Marcos Antonio Molina dos Santos	Ricardo Araujo Rocha
Chairman	Secretary

Marfrig Board Meeting Minutes – Closing of BRF Share Consolidation – 9/22/2025

Members:

Marcia Aparecida Pascoal Marçal dos Santos
Director
Marcos Antonio Molina dos Santos
President

Rodrigo Marçal Filho	Alain Emile Henri Martinet
Director	Director

Antonio dos Santos Maciel Neto	Herculano Anibal Alves
Independent Director	Independent Director

Roberto Silva Waack
Independent Director

Marfrig Board Meeting Minutes – Closing of BRF Share Consolidation – 9/22/2025

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